

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Mitesh Thakkar
Chief Financial Officer
CONSOL Energy Inc.
275 Technology Drive Suite101
Canonsburg, PA 15317-9565

      Re: CONSOL Energy Inc.
          Form 10-K for the Fiscal Year Ended December 31,2023
          Filed February 9, 2024
          File No. 001-38147

Dear Mitesh Thakkar:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Energy & Transportation

cc: Hannah Frank